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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number  0-14009

                      CONSOLIDATED MERCANTILE INCORPORATED
                (Translation of registrant's name into English)

                   106 Avenue Road, Toronto, Ontario M5R 2H3
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Included in this Report on Form 6-k:

PRESS RELEASE - November 12, 2004
UNAUDITED FINANCIALS FOR THE QUARTER ENDED September 30, 2004
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS FOR THE NINE MONTHS ENDED September 30, 2004
FORM 52-109FT2 CERTIFICATION OF INTERIM FILINGS - CEO
FORM 52-109FT2 CERTIFICATION OF INTERIM FILINGS - CFO

CONSOLIDATED MERCANTILE INCORPORATED

                                  PRESS RELEASE

Toronto, Ontario - November 12, 2004 - Consolidated Mercantile Incorporated (TSX
- "CMC" - common) (NASDAQ - "CSLMF" - common)

Consolidated Mercantile Incorporated reports third quarter financial results

In March 2004, Consolidated Mercantile Incorporated ("CMI") completed the sale of approximately 48% of its holdings in Polyair Inter Pack Inc. ("Polyair"). After giving effect to this sale, CMI owned 23% of the common shares of Polyair. Polyair's fiscal year end is October 31, and accordingly, the unaudited Consolidated Statement of Operations for the six months ended June 30, 2004 includes the results of Polyair for the four months ended February 2004. As CMI and Polyair no longer have a parent-subsidiary relationship, the investment in Polyair is now accounted for using the Equity Method.

Revenues for the period ended September 30, 2004 decreased 47% to approximately $100.4 million from $189.0 million in 2003. The decrease in sales was as a result of the deconsolidation of Polyair. Sales for the third quarter reflect the consolidation of Distinctive Designs Furniture Inc., the Company's furniture manufacturing subsidiary. Net Earnings for the period, which includes the gain on sale of the investment in Polyair, were $5.5 million compared to $1.9 million in the preceding year. Earnings per share for the nine month period was $1.09 compared with $0.37 in the comparable 2003 period.

CMI today completed the purchase of an aggregate of 121,875 common shares of Polyair from two individual vendors in a private transaction. After giving effect to this purchase, CMI now owns 1,549,842 common shares of Polyair representing 24% of the outstanding common shares of Polyair. CMI is acquiring the Shares for investment purposes to fulfil its commitment to the vendors pursuant to the terms of agreements dated March 11, 2004. CMI may decide to acquire additional common shares of Polyair in the future but has no specific intention to do so at this time.

Consolidated Mercantile Incorporated is a management holding company which provides merchant banking and effects its investment strategy through investment in and management of its core strategic industries including packaging, swimming pool products, furniture and finance.

"Safe Harbor" statement under the Private Securities Reform Act of 1995: This release contains forward-looking statements which reflect management's current views of future events and operation. These forward-looking statements are based on assumption and external factors, including assumptions relating to product pricing, competitive market conditions, financial data and other risks or uncertainties detailed from time to time in the Company's filings with the Securities and Exchange Commission. These forward-looking statements represent the Company's judgement as of the date of this release and any changes in the assumptions or external factors could produce significantly different results.

For further information, please contact:

Stan Abramowitz, Secretary
(416) 920-0500

                      CONSOLIDATED MERCANTILE INCORPORATED


                           CONSOLIDATED BALANCE SHEET

                                   (Unaudited)
--------------------------------------------------------------------------------

                                                   September 30      December 31
                                                      2004               2003
                       A S S E T S
Cash and cash equivalents                        $ 15,247,201       $  1,475,320
Short-term investments                                 84,913             84,277
Accounts and notes receivable                       5,206,994         37,622,193
Due from joint venture                                   --            1,089,135
Income taxes receivable                               326,621            178,581
Inventories                                         5,479,081         45,256,246
Prepaid expenses                                      306,907          2,988,216
Future income taxes                                      --            1,967,300
                                                 ------------       ------------

                                                   26,651,717         90,661,268

INVESTMENTS                                        11,103,730            496,714

PROPERTY, PLANT AND EQUIPMENT                       1,863,383         52,075,544

FUTURE INCOME TAXES                                   699,800          2,184,916

INTANGIBLE AND OTHER ASSETS                           118,720          3,663,662

                                                 ------------       ------------

                                                 $ 40,437,350       $149,082,104
                                                 ============       ============


                       L I A B I L I T I E S
CURRENT
Bank indebtedness                                $  2,522,809       $ 19,727,764
Accounts payable and accruals                       3,061,568         40,127,699
Income taxes payable                                2,586,500          2,648,998
Future income taxes                                      --               81,751
Current portion of long-term debt                        --            6,200,731
                                                 ------------       ------------

                                                    8,170,877         68,786,943

LONG-TERM DEBT                                      1,087,500         28,137,868

NON-CONTROLLING INTEREST                            3,356,818         25,384,536

FUTURE INCOME TAXES                                   170,300          4,960,648
                                                 ------------       ------------

                                                   12,785,495        127,269,995
                                                 ------------       ------------


             S H A R E H O L D E R S' E Q U I T Y

CAPITAL STOCK                                     2,569,917          2,597,658

CONTRIBUTED SURPLUS                                  59,411             59,411

CUMULATIVE TRANSLATION ACCOUNT                     (688,345)        (1,474,768)

RETAINED EARNINGS                                25,710,872         20,629,808
                                               ------------       ------------
                                                 27,651,855         21,812,109
                                               ------------       ------------

                                               $ 40,437,350       $149,082,104
                                               ============       ============

                      CONSOLIDATED MERCANTILE INCORPORATED

                      CONSOLIDATED STATEMENT OF OPERATIONS
                              AND RETAINED EARNINGS

                                   (Unaudited)

--------------------------------------------------------------------------------

                                                       Nine months ended September 30         Three months ended September 30
                                                          2004               2003              2004                2003

SALES                                                 $100,369,689       $189,032,757       $ 10,905,479       $ 78,970,022

COST OF SALES                                           80,391,080        143,005,007          8,962,991         60,150,258
                                                      ------------       ------------       ------------       ------------
                                                        19,978,609         46,027,750          1,942,488         18,819,764
                                                      ------------       ------------       ------------       ------------
OTHER INCOME
Interest income                                            123,802             61,667             52,461             27,544
                                                      ------------       ------------       ------------       ------------

EXPENSES
Selling and administrative                              19,863,544         30,808,193          2,717,256         12,456,384
                                                      ------------       ------------       ------------       ------------

EARNINGS (LOSS) FROM OPERATIONS                            238,867         15,281,224           -722,307          6,390,924

Amortization                                             3,281,849          6,700,617            154,890          2,173,715
Interest on long-term debt                                 414,594          1,107,308             16,497            328,607
                                                      ------------       ------------       ------------       ------------
                                                         3,696,443          7,807,925            171,387          2,502,322
                                                      ------------       ------------       ------------       ------------

EARNINGS (LOSS) BEFORE THE UNDERNOTED                   -3,457,576          7,473,299           -893,694          3,888,602

Gain (loss) on sale of investment in
  consolidated subsidiary                                8,728,088                 --           -175,000                 --
                                                      ------------       ------------        -----------      -------------

EARNINGS (LOSS) BEFORE INCOME TAXES                      5,270,512          7,473,299         -1,068,694          3,888,602

Income taxes                                             1,200,183          3,191,175           -271,000          1,673,365
                                                      ------------       ------------        -----------      -------------

EARNINGS (LOSS) BEFORE THE FOLLOWING                     4,070,329          4,282,124           -797,694          2,215,237

Non-controlling interest                                   834,266         -2,405,717             62,095         -1,274,556
Equity in earnings (loss) of investees                     604,827              1,065            210,929             -4,534
Loss on dilution of investment in equity investee          -29,473                 --                 --                 --
                                                      ------------       ------------        -----------      -------------
                                                         1,409,620         -2,404,652            273,024         -1,279,090
                                                      ------------       ------------        -----------      -------------

NET EARNINGS (LOSS) FOR THE PERIOD                       5,479,949      1,877,472               -524,670            936,147

RETAINED EARNINGS, beginning of period                  20,629,808     18,207,460             26,570,728         18,702,574

Excess of cost of shares purchased for cancellation
  over stated value                                       -398,885       -446,211               -335,186                --
                                                      ------------   ------------            -----------     -------------

RETAINED EARNINGS, END OF PERIOD                      $ 25,710,872   $ 19,638,721           $ 25,710,872      $ 19,638,721
                                                      ============   ============            ===========     =============
EARNINGS (LOSS) PER SHARE
Basic                                                 $       1.09   $       0.37           $      -0.10      $       0.16
Diluted                                               $       1.02   $       0.34           $      -0.10      $       0.15

Weighted average number of common shares
Basic                                                    5,022,553      4,866,474              5,062,274         4,866,474
Diluted                                                  5,381,107      5,269,858              5,377,643         5,193,809

Notes to Interim Financial Statements

The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in Canada on a basis consistent with those followed in the most recent audited financial statements. These unaudited consolidated financial statements do not include all the information and footnotes required by the generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company's Annual Report for the year ended December 31, 2003.

In March 2004, the Company sold a portion of its investment in Polyair Inter Pack Inc. ("Polyair"), the Company's specialty cover and packaging subsidiary, reducing its investment therein to 23%. These unaudited consolidated financial statements include the consolidation of the results of operations of Polyair up to the time of disposition (four month period ended February 2004 compared to the three month period ended January 31, 2003 in the prior year). As the Company and Polyair no longer have a parent-subsidiary relationship, commencing March 2004, financial results of Polyair are being accounted for on the equity basis.

                      CONSOLIDATED MERCANTILE INCORPORATED

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                   (Unaudited)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                 Nine months ended September 30    Three months ended September 30
                                                                     2004             2003             2004            2003
          OPERATING ACTIVITIES
Net earnings (loss) for the period                               $  5,479,949    $  1,877,472      $   (524,670)   $    936,147
Amortization                                                        3,281,849       6,700,617           154,890       2,173,715
(Gain) loss on sale of investment in consolidated subsidiary       (8,728,088)           --             175,000            --
Future income taxes                                                  (320,000)        (78,500)         (211,000)        (39,400)
Non-controlling interest                                             (834,266)      2,405,717           (62,095)      1,274,556
Equity in (earnings) loss of investees                               (604,827)         (1,065)         (210,929)          4,534
Loss on dilution of investment in equity investee                      29,473            --                --              --
Disposal (purchase) of short-term investments                            (635)          1,235               103          (1,269)
                                                                 ------------    ------------      ------------    ------------
                                                                   (1,696,545)     10,905,476          (678,701)      4,348,283
Change in non-cash components of working capital                     (400,903      29,952,480         2,080,549      42,646,452
Net cash flows of deconsolidated subsidiary                        (1,669,723)           --                --              --
                                                                 ------------    ------------      ------------    ------------
                                                                   (3,767,171)     40,857,956         1,401,848      46,994,735
                                                                 ------------    ------------      ------------    ------------
FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness                              107,809      22,337,464        (1,982,059)      8,423,193
Issuance of common shares                                              19,775         262,500            19,775            --
Issuance of shares by consolidated subsidiary                            --            40,843              --            34,843
Purchase of common shares for cancellation                           (446,401)       (473,139)         (377,890)           --
Purchase of shares by consolidated subsidiary for cancellation           --          (994,800)             --              --
Proceeds from long-term debt                                             --         7,301,809              --         7,051,809
Repayment of long-term debt                                          (674,623)     (3,856,004)             --        (1,587,201)
                                                                 ------------    ------------      ------------    ------------
                                                                     (993,440)     24,618,673        (2,340,174)     13,922,644
                                                                 ------------    ------------      ------------    ------------
INVESTING ACTIVITIES
Proceeds on disposal of investment                                 20,283,465            --                --              --
Cash disposed of on deconsolidation of subsidiary                  (1,170,886)           --                --              --
Increase in investments                                              (498,992)       (498,992)             --
Purchase of and deposits on property, plant and equipment             (81,095)     (9,296,065)          (22,959)     (2,845,319)
Acquisitions, net of cash                                                --       (57,506,205)             --       (57,506,205)
Due from joint venture                                                   --        (1,028,950)             --          (439,711)
Other                                                                    --          (271,572)             --          (209,466)
                                                                 ------------    ------------      ------------    ------------
                                                                   18,532,492     (68,102,792)         (521,951)    (61,000,701)
                                                                 ------------    ------------      ------------    ------------

Effect of foreign currency translation on cash balances                  --        (2,365,873)             --          (127,943)
                                                                 ------------    ------------      ------------    ------------

CHANGE IN CASH POSITION                                            13,771,881      (4,992,036)       (1,460,277)       (211,265)

Cash position at beginning of period                                1,475,320       5,600,839        16,707,478         820,068
                                                                 ------------    ------------      ------------    ------------

CASH POSITION AT END OF PERIOD                                   $ 15,247,201    $    608,803      $ 15,247,201    $    608,803
                                                                 ============    ============      ============    ============

Supplemental cash flow information:
Income taxes paid, net                                           $    800,188    $  4,305,816      $     23,917    $    (63,408)
Interest paid, net                                               $    918,741    $  1,364,535      $     20,771    $    441,606

-----------------------------------------------------------------------------------------------------------------------------------

         Segmented information
      (in thousands of dollars)                                  Nine months ended September 30    Three months ended September 30
                                                                       2004             2003            2004           2003
                     Net sales            Packaging Products     $      40,824   $     94,301      $          -    $     29,320
                                          Pool Products                 25,542         59,263                 -          39,529
                                             Furniture                  34,004         35,469            10,906          10,121
                                                                 --------------  -------------     -------------   -------------
                                                                 $     100,370   $    189,033      $     10,906    $     78,970
                                                                 --------------  -------------     -------------   -------------

        Operating profit (loss)           Packaging Products     $       6,781   $     16,100      $          -    $      4,792
                                          Pool Products                 (2,313)         5,335                 -           3,964
                                             Furniture                     (46)           273                 5            (226)
                                                                 --------------  -------------     -------------   -------------
                                                                 $       4,422   $     21,708      $          5    $      8,530
                                                                 --------------  -------------     -------------   -------------

          Capital expenditures            Packaging Products     $           -   $      7,432      $          -    $      2,327
                                          Pool Products                      -            742                 -             252
                                             Furniture                      81            632                23             139
                                             Corporate                       -            490                 -             127
                                                                 --------------  -------------     -------------   -------------
                                                                 $          81   $      9,296      $         23    $      2,845
                                                                 --------------  -------------     -------------   -------------

           Identifiable assets            Packaging Products     $           -   $     74,333
                                          Pool Products                      -         58,278
                                             Furniture                  13,124         14,545
                                             Corporate                  27,313         12,001
                                                                 --------------  -------------
                                                                 $      40,437   $    159,157
                                                                 --------------  -------------

MANAGEMENT'S DISCUSSION AND ANALYSIS
                                       OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004


The following management's discussion and analysis (MD&A) provides a review of the financial conditions and results of operations of Consolidated Mercantile Incorporated ("the Company") for the third quarter ended September 30, 2004. This MD&A should be read in conjunction with the Company's September 30, 2004 unaudited third quarter financial statements included elsewhere herein and the 2003 Annual MD&A, which forms part of the Company's 2003 Annual Report, dated April 26, 2004.

Management's Discussion and Analysis contains forward-looking statements, including statements concerning possible or assumed future results of operations of the Company. Forward-looking statements typically involve words or phrases such as "believes", "expects", "anticipates", "intends", "foresee", "estimates" or similar expressions. Forward-looking statements involve risk, uncertainties and assumptions, as described from time to time in the Company's reports and filed with the United States Securities and Exchange Commission and securities commissions in Canada, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. In addition, the Company expressly disclaims any obligation to publicly update or alter its previously issued forward-looking statements.


In March 2004, the Company completed the sale of approximately 48% of its holdings in Polyair Inter Pack Inc. ("Polyair"), previously the Company's specialty pool cover and packaging subsidiary, to Glencoe Capital LLC
("Glencoe"), a Chicago-based private equity firm. Under the terms of the agreement, the Company continues to have the right to elect a majority of the Board of Directors of Polyair and Glencoe has agreed to vote its shares at the discretion of the Company subject to certain negative covenants and protections. This sale has substantially enhanced the Company's working capital and allows us to build on our expanded equity base.

The financial results for Polyair have been consolidated up to the date of sale. Polyair's fiscal year end is October 31 and, accordingly, the unaudited Consolidated Statement of Operations for the nine months ended September 30, 2004 includes the results of Polyair for the four months ended February 29, 2004. The Company and Polyair no longer have a parent-subsidiary relationship. Commencing March 2004, the Company's 24% interest in Polyair is being accounted for using the Equity Method and, accordingly, the assets and liabilities of Polyair are not reflected in the Company's September 30, 2004 unaudited Consolidated Balance Sheet. The Company's equity holding in Polyair is shown in the Company's September 30, 2004 unaudited Consolidated Balance Sheet under the heading "Investments".


LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of liquidity are cash on hand, unused borrowing capacity under existing lines of credit and cash flow from operations.

The increase in the working capital ratio and the decrease in working capital resulted from the Company's recent sale of part of its holdings in Polyair and the deconsolidation thereof. The Company's working capital amounted to $18.5 million at September 30, 2004 compared to $21.9 million at December 31, 2003. The ratio of current assets to current liabilities was 3.26:1 at September 30, 2004 and 1.32:1 at December 31, 2003.

Accounts Receivable decreased by $32.4 million from December 31, 2003 to $5.2 million at September 30, 2004 and Inventories decreased by $39.8 to $5.5 million during the same period. Accounts Payable decreased by $37.0 million from December 31, 2003 to $3.1 million at September 30, 2004. The Company's total debt decreased to $3.6 million as at September 30, 2004 compared to $54.1 million at December 31, 2003. These substantial decreases were a result of the deconsolidation of Polyair.

Accounts Receivable for Distinctive Designs Furniture Inc. ("Distinctive"), the Company's furniture manufacturing subsidiary, decreased by approximately $800,000 from December 31, 2003. This decrease was attributable to collection efforts generated during the third quarter of 2004. Distinctive's Inventories at September 30, 2004 remained fairly constant compared to December 31, 2003. Accounts Payable, excluding the decrease resulting from the deconsolidation of Polyair, decreased by approximately $1.2 million from December 31, 2003. This decrease was due to the payment of trade payables.

During the nine months ended September 30, 2004, the Company's cash position increased by $13.7 million to $15.2 million from $1.5 million at December 31, 2003. The increase was due to the following:

- Operating Activities, inclusive of Polyair until the date of sale, decreased cash by $3.8 million as a result of cash utilized in operations;

- Financing Activities decreased cash by approximately $1.0 million as a result of approximately $0.7 million in cash utilized for the repayment of long-term debt and $0.4 million in cash utilized for the purchase of common shares for cancellation;

- Investing Activities increased cash by $18.5 million as a result of the proceeds received from the sale of the Polyair shares. The increase was partially offset by $1.2 million in cash disposed of on the deconsolidation of Polyair, a $500,000 investment and $81,000 utilized for the purchase of plant and equipment

As at September 30, 2004, Distinctive had unused available borrowing capacity of approximately $7.5 million under its credit facility.


The following table summarizes the Company's consolidated contractual obligations as at September 30, 2004:

                                                      Less than                                           After
                                    Total             1 year           1 to 3 years     4-5 years         5 years
------------------------------------------------------------------------------------------------------------------
Long-term Debt                  $1,087,500            $ Nil             $   550,000      $Nil          $  537,500
------------------------------------------------------------------------------------------------------------------
Lease Obligations               $2,642,779            $1,050,900        $1,591,879       $Nil          $    Nil
------------------------------------------------------------------------------------------------------------------
Total Contractual Obligations   $3,730,279            $1,050,900        $2,141,879       $Nil          $  537,500
------------------------------------------------------------------------------------------------------------------


RESULTS OF OPERATIONS

The following tables set forth items derived from the unaudited consolidated statements of operations (expressed in thousands of dollars except for earnings per share) for each of the eight most recently completed quarters:

Fiscal 2004                          First           Second             Third
                                    Quarter          Quarter            Quarter
-------------------------------------------------------------------------------
         Sales                      $76,731          $12,733           $10,905
         Net earnings (loss)          5,519              485           $  (525)
         Earnings (loss) per share
                  Basic             $  1.12          $  0.10           $ (0.10)
                  Diluted           $  1.02          $  0.09           $ (0.10)


                        Fiscal2002       Fiscal 2003       Fiscal 2003      Fiscal  2003     Fiscal 2003
                          Fourth            First            Second            Third            Fourth
                         Quarter          Quarter           Quarter          Quarter           Quarter
--------------------------------------------------------------------------------------------------------
 Sales                   $67,663          $50,777           $59,286          $78,970          $65,479
 Net earnings              1,317              131               810              936              992
 Earnings per share
            Basic        $  0.26          $  0.02           $  0.16          $  0.19          $  0.20
            Diluted      $  0.23          $  0.02           $  0.15          $  0.17          $  0.18


Nine Months ended September 30, 2004

Sales. Sales for the three months ended September 30, 2004 were $10.9 million, a decrease of $68.1 million as compared to $79.0 million for the third quarter of fiscal 2003. Sales for the nine months ended September 30, 2004 were $100.4 million, a decrease of $88.6 million as compared to $189.0 million for the comparable 2003 period. These substantial decreases were as a result of the deconsolidation of Polyair. Commencing March 2004, Polyair is being accounted for using the equity method and, accordingly, revenues and expenses from this investment are no longer recorded. Furniture sales for the nine months period decreased as a result of the difficult environment for retailers.

Gross Margins. Gross margin as a percentage of sales decreased to 17.8% for the third quarter of 2004 compared with 23.8% for the comparable 2003 period. The decrease in gross margin percentage in the third quarter of 2004 was as a result of the deconsolidation of Polyair. Gross margin as a percentage of sales decreased to 19.9% for the nine months ended September 30, 2004 compared with 24.3% for the comparable 2003 period. The gross margin decrease for the nine months ended September 30, 2004 was due to the first quarter increase in cost of certain raw materials, the infrastructure costs related to the Atlantic/Jacuzzi product operations up to the date of deconsolidation of Polyair and the deconsolidation of Polyair.

Selling and Administrative Expenses. Selling and administrative expenses as a percentage of sales were 24.9% for the third quarter of 2004 and 15.8% for the comparable 2003. The increase in percentage was due to an increase in administrative expenses and the adverse impact of foreign exchange rate fluctuations during the period. Selling and administrative expenses as a percentage of sales for the nine months ended September 30, 2004 were 19.8%, compared to 16.3% for the comparable 2003 period. The increase was primarily due to first quarter increases in personnel and related expenses required to support the new Atlantic/Jacuzzi product operations up to the date of deconsolidation of Polyair.

Other Expenses. During the third quarter of 2004 and 2003 the Company incurred other expenses of $171,387 and $2.5 million respectively. Other expenses amounted to $3.7 million for the nine months ended September 30, 2004 as compared to $7.8 million for the comparable 2003 period. These substantial decreases were due to the deconsolidation of Polyair as previously noted.

Gain on Sale of Investment. In March 2004, the Company sold a portion of its investment in Polyair for a total consideration of $20.2 million resulting in a gain of $8.7 million.

Income Tax Provision. The effective tax rate decreased to 22.8% for the nine months ended September 30, 2004, compared to 42.7% for the comparable 2003 period. The difference between the Company's statutory tax rate and its effective tax rate is primarily attributable to the capital gain tax treatment on the gain on sale of the investment in Polyair and certain non-deductible expenses.

Equity Earnings. Equity in earnings amounted to $210,929 for the third quarter of 2004 as compared to equity loss of ($4,534) for the comparable 2003 period. Equity in earnings for the nine months ended September 30, 2004 was $604,827 as compared to $1,065 for the comparable 2003 period. The increase was due to the inclusion of the Company's share of equity in earnings in Polyair for the five months from March to July 2004.

Net Earnings. The Company reported net earnings of $5,479,949 for the nine months ended September 30, 2004, compared with net earnings of $1,877,472 for the comparable 2003 period. The increase in 2004 was as a result of the gain on the sale of a portion of the Company's investment in Polyair. This gain was partially offset by the first quarter losses generated by Polyair as a result of the increase in material costs and the incremental costs required to support the larger Pool segment. Net loss for the third quarter of 2004 was ($524,670) as compared to net earnings of $936,147 in the comparable 2003 period. The quarterly decrease was due to the reduced earnings resulting from the reduction in the Company's investment in Polyair, expenses associated with the Company's sale of a portion of its investment in Polyair, increases in administrative expenses and the adverse impact of foreign exchange rate fluctuations as previously noted.

Inflation
Inflation has not had a material impact on the results of the Company's operations in its last quarter, and it not anticipated to materially impact on the Company's operations during its current fiscal year.

Fiscal Year ended December 31, 2003

General

The following table sets forth items derived from the consolidated statement of earnings expressed in thousands of dollars from each of the three years ended December 31, 2003, 2002 and 2001:

                                         2003           2002           2001
                                         ----           ----           ----


         Sales                         $254,512       $240,934       $225,858
         Gross profit                    62,698         61,765         53,371
         Expenses                        51,851         49,429         47,149
         Earnings for the year            2,869          2,853          1,245

Sales
Sales for the fiscal year ended December 31, 2003 increased to $254.5 million, compared with $240.9 million for the fiscal year ended December 31, 2002 and $225.9 million for the fiscal year ended December 31, 2001. Polyair's sales were $207.6 million for fiscal 2003, representing an increase of approximately 10.6% over the comparable 2002 period. Polyair's sales for fiscal 2002 were $187.6 million, an increase of approximately 9.2% over 2001. The increase in Polyair's sales was a result of organic growth in the packaging segment and the Atlantic/Jacuzzi asset purchase in the pool segment, which contributed approximately $27.3 million of sales. Increased sales volume of products through the retail network and e-business continued to be the major contributors to the increase in packaging sales. Distinctive's sales were $46.9 million for 2003, $53.2 million for 2002 and $54.0 million for 2001. The decrease in furniture sales in 2003 was as a result of the current economic environment for retailers.

Gross Margins
Gross margin as a percentage of sales decreased to 24.6% for the year ended December 31, 2003, compared with 25.6% for the year ended December 31, 2002 and 23.6% for the year ended December 31, 2001. The decrease in 2003 was primarily due to increase in cost of certain raw materials and the lower gross margin on Polyair's Atlantic/Jacuzzi sales, as Polyair absorbed costs related to the acquisition and integration of these product lines. The improved gross margin for 2002 versus 2001 was due to lower material costs, favourable product mix and higher overhead absorption due to increased volumes.

Selling and Administrative Expenses
Selling and administrative expenses as a percentage of sales for the fiscal year ended December 31, 2003 was 16.1%, compared to 15.4% for the fiscal year ended December 31, 2002 and 15.5% for the fiscal year ended December 31, 2001. The increase was primarily attributable to the incremental costs of the acquired Atlantic/Jacuzzi business.

Other Expenses
During the fiscal year ended December 31, 2003, the Company incurred other expenses of approximately $10.9 million, compared with $12.4 million and $12.1 million during the fiscal years ended December 31, 2002 and 2001 respectively. The decrease of approximately $1.5 million over 2002 was primarily attributable to a decrease in amortization of property, plant and equipment and a non-recurring debt settlement cost incurred in 2002. The net increase in 2002 over 2001 was caused by an increase in amortization resulting from property, plant and equipment acquisitions and a reduction in interest expenses due to lower average borrowings and lower interest rates.

Income Tax Provision
The Company is subject to normal tax credits and is taxed at the usual Canadian corporate rates. The combined federal and provincial tax rate was 36.6% for the fiscal year ended December 31, 2003, 39.0% for the fiscal year 2002 and 42.4% for 2001. The effective tax rate for the fiscal year ended December 31, 2003 was 39.0% compared with 41.8% for fiscal 2002 and 44.9% for fiscal 2001.

Net Earnings
The Company reported net earnings of $2.9 million in fiscal 2003, compared with net earnings of $2.9 million in 2002 and $1.2 million in 2001.

Inflation
Inflation did not have a material impact on the results of the Company's operations in its last fiscal period.


RELATED PARTY TRANSACTIONS

The Company entered into transactions and had outstanding balances with various companies related by common ownership and management.

The transactions with related parties are in the normal course of business and are measured at the transfer amount which is the amount of consideration established and agreed to by the related parties.

In 2001, the Company issued a convertible secured debenture in the amount of $1.1 million to Cambrelco Inc. ("Cambrelco"), an Ontario corporation. The debenture proceeds were to be used for working capital to fund purchase orders. This debenture bears interest at 11.9% per annum, with interest payable in advance on a quarterly basis, due September 8, 2006. The Company also issued 209,523 share purchase warrants to the debenture holder enabling the purchase of 366,665 common shares at the price of $3.00 per share pursuant to the long-term debt repayment options. $550,000 of this debenture remains outstanding as at September 30, 2004. Fred Litwin, the President, a director and indirect controlling shareholder of the Company, is a director and controlling shareholder of Cambrelco. Stan Abramowitz is an officer and director of the Company and an officer of Cambrelco.

The Company had previously conveyed to two of its officers and an officer of a subsidiary (the "Optionees") options to purchase up to seven and three-quarter percent (7 3/4%) of the Company's holdings of common shares in Polyair. During the period under review, the Company and the Optionees agreed to cancel options for five and one quarter percent (5 1/4%) of the Company's holdings of common shares in Polyair in return for the aggregate cash payment of $1.7 million to the Optionees, being the difference between the market price and the option price for the Polyair shares at the time of cancellation of the options.

During the period under review, the Company paid to Forum Financial Corporation ("Forum") an agreed upon fee of $175,000 for management services rendered in connection with the Company's sale of its holdings in Polyair to Glencoe. Fred Litwin, the President, a director and indirect controlling shareholder of the Company, is a director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum.


SHARE DATA

The following table sets forth the Outstanding Share Data for the Company as at September 30, 2004:


                                              Authorized          Issued
Class A Preference shares                     Unlimited          315,544
      $0.04 non-cumulative, non-voting,
        non-participating, redeemable

Preference shares, issuable in series         Unlimited           Nil
Common shares                                 Unlimited        5,008,807

Share Options
Options issued and outstanding under
  share options plan                                             310,625

Share Purchase Warrants
Warrants issued and outstanding pursuant
  to long-term debt agreement                                    159,523
 (Each warrant entitles the holder to
   purchase 1.75 Common shares at $3.00
   per share)
Warrants expire on September 7, 2006

Convertible Debenture
The debenture holder has the right to
  convert the debenture into Common shares
  at the price of $3.00 per share until
  September 8, 2006 Number of Common shares
  to be issued upon conversion                                   183,334


RISK AND UNCERTAINTIES

The Company's operating results are reported in Canadian dollars. Historically, approximately 80% of Polyair's and 25% of Distinctive's sales revenues were generated primarily in the United States in U.S. dollars. While Polyair is now being accounted for using the equity method and revenues and expenses from this investment are no longer recorded, the equity results therefrom still have a direct impact on the results of the Company. The average exchange rate for income statement translation was $1.33 in 2004 and $1.46 in 2003. Exchange rate fluctuations are beyond the control of the Company and there can be no assurance that the Canadian Dollar will not appreciate against the U.S. Dollar. Accordingly, any increase in the value of the Canadian Dollar versus the U.S. Dollar will reduce the Company's sales revenue as expressed in Canadian dollars and may also impact the results of Polyair, the Company's investee company. Polyair and Distinctive purchase goods and services in both Canadian and U.S. dollars. To reduce their exposure to exchange rate fluctuations, Polyair and Distinctive may hedge their currency risk, based on management's view of currency trends, estimated currency requirements and consultation with the Company's financial advisors.

Demand and pricing for certain of Polyair's protective packaging and pool accessory products are cyclical and seasonal in nature and are subject to general economic conditions that affect market demand. Adverse spring weather may affect pool product sales volumes. Polyair seeks to manage these risks through regional expansion and product line diversification in the major markets of the U.S., and with new product introductions and innovations.

Polyair is subject to a wide range of environmental laws and regulations in Canada and the United States pertaining to the discharge of materials into the environment, the handling and disposition of wastes and otherwise relating to the protection of the environment. During fiscal 2003, Polyair purchased the pool product assets from Jacuzzi Inc. and Jacuzzi Leisure Products Ltd. Included in these assets was a property in Toronto, Ontario that requires environmental remediation. Polyair's management has reserved for the costs to remediate the property. Effective April 28, 2004, Polyair entered into a put/call agreement, relating to the sale of the property with a related party, whereby the purchaser may require Polyair to sell the property to the purchaser or Polyair may require the purchaser to buy the property for a purchase price of Cdn.$2.595 million, and Polyair will enter into a ten-year lease back transaction with the purchaser. The transaction was approved by an independent committee of the board of directors of Polyair and its closing is subject to the approval of Polyair's operating lenders. Although all facilities are in compliance with regulatory standards, there can be no assurance that changes in environmental laws and regulations, or their application, will not require further expenditures by either Polyair or Distinctive. Consistent with other business, Polyair and Distinctive face a certain degree of credit risk arising from the sales of products on credit terms to customers. Due to the diversity of their customer base, Polyair and Distinctive are not exposed in a material manner to credit risk from any one customer. Polyair and Distinctive attempt to mitigate credit risk through the establishment of credit limits and terms of sales with its customers. Credit limits are reviewed and monitored regularly.

Polyair and Distinctive use various commodity raw materials and energy products in conjunction with their manufacturing processes. Generally, they acquire such components at market prices and do not use financial instruments to hedge commodity prices. As a result, they are exposed to market risk related to changes in commodity prices related to these components.

These economic and industry factors affecting the Company's performance have remained unchanged since the Company's most recent fiscal year end.


OUTLOOK

In March 2004 the Company completed the sale of approximately 48% of its holding in Polyair and as a result has substantially enhanced its working capital. The Company continues to consider potential options to build shareholder equity and to maximize shareholder return on investment wherever possible.

The Company retains a 24% equity interest in Polyair. Polyair has made significant progress in the integration of its 2003 Atlantic/Jacuzzi acquisition and now has a strong platform to expand its pool business globally. Polyair's packaging division continues to experience strong demand for its products, although the volatility of plastic and other raw material costs continue to be a source of uncertainty. Polyair is committed to offset raw material cost increases with selling price increases, however there is no certainty that this will be realized.

The Company's furniture subsidiary, Distinctive, continues to expand its Canadian product placement and brand awareness. Distinctive is also looking to further expand its U.S. manufacturing base and to consolidate certain of its Canadian manufacturing operations with a view to increasing sales and reducing costs.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of its results of operations and financial condition are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principals in Canada. The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from estimates.

The Company believes the following accounting policies are critical to its business operations and the understanding of results of operations and affect the more significant judgements and estimates used in the preparation of its consolidated financial statements:

     Allowance for Doubtful Accounts - Polyair and Distinctive maintain accounts receivable allowances for estimated losses resulting from the inability of their customers to make payments. Additional allowances may be required if the financial condition of customers deteriorates.

     Future Income Taxes - The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of the assets and liabilities. Consistent with this policy, the Company recognizes future tax assets, net of a valuation allowance. Based on current projections of future taxable income over the periods in which the future income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the future tax assets, net of existing valuation allowance. Changes in future profitability of the Company may impact the realization of these future tax assets.


RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

During fiscal 2003, the Canadian Institute of Chartered Accountants issued several new accounting pronouncements, the impact of which the Company is currently assessing (see notes - "Summary of Significant Accounting Policies" to the consolidated financial statements for the fiscal year ended December 31,
2003).


ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

Form 52-109FT2

                        Certification of Interim Filings

                      CONSOLIDATED MERCANTILE INCORPORATED



I, Fred A. Litwin, Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of CONSOLIDATED MERCANTILE INCORPORATED for the period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements, together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


DATED: November 12, 2004.





Fred A. Litwin
Chief Executive Officer
Consolidated Mercantile Incorporated
Form 52-109FT2

                        Certification of Interim Filings

                      CONSOLIDATED MERCANTILE INCORPORATED



I, Stan Abramowitz, Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of CONSOLIDATED MERCANTILE INCORPORATED for the period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements, together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


DATED: November 12, 2004.





Stan Abramowitz
Chief Financial Officer
Consolidated Mercantile Incorporated

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        CONSOLIDATED MERCANTILE INCORPORATED

Date: November 15, 2004                 By:/s/STAN ABRAMOWITZ
                                        Stan Abramowitz, Secretary